John Nilsson P.Eng.
Nilsson Mine Services Ltd.
20263 Mountain Place Pitt Meadows, B.C.
V3Y 2T9

Telephone: 604 465 0703
Email: jnilsson@shaw.ca

CONSENT of AUTHOR

TO:

British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

I, John Nilsson P.Eng., do hereby consent to the filing of the written disclosure of the technical report titled "Resource Estimate Summary Report for the Tenke Fungurume Project, Katanga Province, Democratic Republic of Congo" dated 20 May 2006. (the "Technical Report") and any extracts from or a summary of the Technical Report in the news release and material change report filed by Tenke Mining in connection with the Technical Report, and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the news release and material change report filed by Tenke Mining contains any misrepresentation of the information contained in the Technical Report.

Dated this 20th Day of May, 2006.

John Nilsson P.Eng.